April 5, 2011

VIA U.S. MAIL AND FACSIMILE

Manda Ghaferi, Esq.
SunAmerica Annuity and Life Assurance Company
1 SunAmerica Center
Los Angeles, CA 90067-6022

> Re: Variable Annuity Account Seven
> SunAmerica Annuity and Life Assurance Company
> Initial Registration Statement on Form N-4
> File Nos. 333-172054 & 811-09003
>
> FS Variable Separate Account
> First SunAmerica Life Insurance Company
> Initial Registration Statement on Form N-4
> File Nos. 333-172053 & 811-08810

Dear Ms. Ghaferi:

The staff has reviewed the above-referenced registration statements, which the Commission received on February 4, 2011. We have given the registration statements a full review. Based on our review, we have the following comments:

1. Highlights, page 4

    In describing the Premium Based Charge under the caption Expenses, please reflect that this charge is deducted over seven years.

2. Fee Tables, page 5

    a. Please note that the staff will not accelerate the filing until all missing expense numbers, and other figures, have been filed on EDGAR in a pre-effective amendment to the registration statement.

    b. Please revise footnote 2 to clarify that the premium based charge is spread *over* seven years.

    c. Please update the underlying fund expenses table in a pre-effective amendment.

3.   Expense Examples, page 7

   a.   Please clarify that the examples reflect the imposition of the 6.00% Withdrawal Charge.

   b.   Please clarify if the disclosure in note 3 means that the "annual maximum fee rate" for the living benefit that is reflected in the examples is 2.70% for each year after the initial year.   Given the quarterly limits on increases to the fee, please explain to the staff if the 2.70% is the actual maximum fee rate in the second year.

4.   Purchasing a Polaris Variable [TBD] Annuity, page 8

   Please revise the table reflecting $500 Minimum Subsequent Purchase Payments in light of disclosure that payments of as low as $100 are accepted under an automatic payment plan.

5.   Free Look, page 10

   a.   Please revise the disclosure regarding the Secure Value Account as this capitalized term is not included in the glossary and is not defined at this point in the prospectus.

   b.   Please explain the circumstances in which the company will use its discretion to allocate 90% of a Purchase Payment to the Cash Management Account. If this allocation applies only in certain states, please state this clearly rather than saying the company reserves the right to allocate purchase payments in this manner during the free look period.

6.   Fixed Accounts, page 14

   Please explain that allocations to the Fixed Accounts, including the Secure Value Account, are general account obligations.

7.   Living Benefit Defined Terms, page 24

   Please revise the definition of Minimum Income Base to clarify that this is equal to 200% of the first benefit year's eligible purchase payments.

8.   SunAmerica Income Plus, page 24

   Please explain disclosure in the second paragraph that the Income Base "could be increased to equal at least 200%" in light of page 22 disclosure that the Minimum Income base is equal to 200% of the first benefit year's eligible purchase payments. In particular, explain if the Company maintains discretion to not increase the Income Base or to increase the base above 200%.

9.   Death Benefits, page 33

        Please disclose if a lump sum death benefit is paid by check to the beneficiary or if it
        is held in a retained asset account (the general account) by the insurer. If a lump sum
        benefit is payable by a method other than by check, or the continuation methods
        already described, additional disclosure will be necessary.

10.   Premium Based Charge, page 36

        a. Please disclose whether any premium based charge remaining for a particular
            premium payment is assessed upon surrender. In addition, please confirm that the
            combination of the Premium Based Charge and the Withdrawal Charge satisfy the
            requirements of Rule 6c-8 under the Investment Company Act.

        b. Please revise the caption in the table indicating that the Premium Based Charge is
            allocated over a nine year period instead of a seven year period.

11.   The General Account, page 48

        Please revise the disclosure to specifically refer to the Secured Value Account as a
        general account obligation.

12.   Support Agreement Between the Company and AIG, page 48

        Please confirm to the staff that the support agreement is in place with AIG.

13.   Tandy Representations

        We urge all persons who are responsible for the accuracy and adequacy of the
        disclosure in the filings reviewed by the staff to be certain that they have provided all
        information investors require for an informed decision. Since the insurance company
        and its management are in possession of all facts relating to the insurance company's
        disclosure, they are responsible for the accuracy and adequacy of the disclosures they
        have made.

        Notwithstanding our comments, in the event the insurance company requests
        acceleration of the effective date of the pending registration statement, it should
        furnish a letter, at the time of such request, acknowledging that

        ·   should the Commission or the staff, acting pursuant to delegated authority,
            declare the filing effective, it does not foreclose the Commission from taking any
            action with respect to the filing;
        ·   the action of the Commission or the staff, acting pursuant to delegated authority,
            in declaring the filing effective, does not relieve the insurance company from its

> full responsibility for the adequacy and accuracy of the disclosure in the filing; and
> - the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
>
> In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
>
> We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

14.   Miscellaneous

> Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

Sincerely,

Jeffrey A. Foor
Senior Counsel
Office of Insurance Products